1701 Market Street                                            Morgan, Lewis
Philadelphia, PA 19103-2921                                   & Bockius LLP
215.963.5000                                                  Counselors at Law
Fax: 215.963.5001


SEAN GRABER
ASSOCIATE
215.963.5598
SGRABER@MORGANLEWIS.COM

September 5, 2012

FILED AS EDGAR CORRESPONDENCE

Mr. Dominic Minore, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)
       -------------------------------------------------------------------------

Dear Mr. Minore:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on August 13, 2012, regarding the Trust's post-effective amendment No. 192, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 193, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on June 8, 2012 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the Cornerstone Advisors Global Public Equity Fund, Cornerstone Advisors Income Opportunities Fund, Cornerstone Advisors Public Alternatives Fund and Cornerstone Advisors Real Assets Fund (together, the "Funds") as additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND

1. COMMENT. Please clarify in footnote 1 to the Annual Fund Operating Expenses table that the Fund directly pays the sub-adviser fees. In addition, please confirm that the Management Fee is calculated based on each sub-adviser's maximum fee rate (I.E., without taking into account any breakpoints in a sub-adviser's fee schedule). This comment applies to all Funds.

         RESPONSE. The following sentence has been added to footnote 1 of each Fund's Annual Fund Operating Expenses table:



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Dominic Minore
September 5, 2012
Page 2

                  Each sub-adviser receives a fee from the Fund based on the portion of the Fund's assets allocated to such sub-adviser.

         Based on discussions with its existing advisory clients, the Adviser has a reasonable expectation that many of its existing advisory clients will invest in the Funds at inception. Each Fund's Management Fee is, therefore, calculated based on the Adviser's reasonable estimate of each Fund's initial asset level, and the allocations of such assets among each Fund's sub-advisers.

2. COMMENT. Please move footnote 2 to the Annual Fund Operating Expenses table to the "Remaining Other Expenses" row and revise the footnote to state that "Remaining Other Expenses are based on estimated amounts for the current fiscal year." This comment applies to all Funds.

         RESPONSE. The requested change has been made to each Fund's Annual Fund Operating Expenses table.

3. COMMENT. Please confirm that the Fund does not currently anticipate investing more than 25% of its assets in any one non-U.S. country or geographic region and undertake to supplement the prospectus if the Fund invests more than 25% of its assets in any one non-U.S. country or geographic region with information about that country/geographic region and associated risk information.

         RESPONSE. The Fund does not currently anticipate investing more than 25% of its assets in any one non-U.S. country, but, similar to other global funds, may invest more than 25% of its assets in a broad non-U.S. geographic region, such as Europe or Asia.

         Accordingly, the following disclosure has been added to the "Foreign Company Risk" section under the "More Information about Risk" heading in the prospectus:

                  The European financial markets have been experiencing increased volatility due to concerns over rising government debt levels of several European countries and these events may continue to significantly affect all of Europe. European economies could be significantly affected by rising unemployment, tight fiscal and monetary controls imposed on member countries of the European Economic and Monetary Union, and uncertainty surrounding the euro.

                  Many Asian economies have at various times been negatively affected by inflation, an over-reliance on international trade, political and social instability, and less developed financial systems and securities trading markets. Trade restrictions, unexpected decreases in exports, changes in government policies, or natural disasters could have a significant impact on companies doing business in Asia.



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Dominic Minore
September 5, 2012
Page 3


         If the Fund's investment in any one non-U.S. country becomes a principal investment strategy of the Fund, the Fund will supplement its prospectus to include information regarding such investment.

4. COMMENT. When determining the Fund's compliance with its 80% Investment Policy, please confirm that the Fund includes only those investments in Underlying Funds that themselves have adopted an 80% equity investment policy as investments that satisfy the Fund's 80% Investment Policy.

         RESPONSE. The Fund includes only those investments in Underlying Funds that primarily invest in publicly traded equity investments as investments that satisfy the Fund's 80% Investment Policy. However, not all Underlying Funds included in the Fund's 80% Investment Policy will necessarily have adopted their own 80% equity investment policies. Because an Underlying Fund that elects not to adopt an 80% equity investment policy may nevertheless invest more than 80% of its net assets (plus any borrowings for investment purposes) in equity investments, the Fund will consider an Underlying Fund's actual portfolio holdings, along with other relevant factors, in determining whether to include an investment in an Underlying Fund in the Fund's 80% Investment Policy.

5. COMMENT. When determining the Fund's compliance with its concentration policy, please confirm that the Fund will look through to the portfolio holdings of an Underlying Fund to the extent such Underlying Fund's portfolio holdings information is publicly available, such as an ETF.

         RESPONSE. The Fund will look through to the portfolio holdings of an affiliated Underlying Fund when determining the Fund's compliance with its concentration policy. However, due to the practical difficulties of processing an unaffiliated Underlying Fund's vast portfolio holdings information in a timely manner, even when such information is publicly available, the Fund will not look through to the portfolio holdings of an unaffiliated Underlying Fund when determining the Fund's compliance with its concentration policy, but rather will rely on such unaffiliated Underlying Fund's public disclosure of any policy to concentrate.


6. COMMENT. Please disclose whether the "unregistered funds" component of Underlying Funds includes "hedge funds", and, if so, include risk disclosure relating to the Fund's investments in hedge funds. This comment applies to all applicable Funds.

         RESPONSE. The first sentence of each Fund's "Principal Investment Strategies" section has been modified as follows (emphasis added):

                  The Fund seeks to achieve its investment objective by allocating its assets among one or more investment strategies directly through the use of one or more sub-advisers and/or indirectly through investments in affiliated and unaffiliated open-end funds, closed-end funds, unregistered funds (INCLUDING HEDGE FUNDS) and exchange-traded funds ("Underlying Funds").



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Dominic Minore
September 5, 2012
Page 4

         In addition, the following paragraph has been added to each Fund's "Principal Risks" section:

                  UNREGISTERED FUND RISK - Unlike the Fund, unregistered funds are not subject to the investor protections provided under the Investment Company Act of 1940 (the "1940 Act"). Accordingly,
                  (i) the relationship between the unregistered fund and its adviser will not be regulated by the 1940 Act; (ii) unregistered funds are not required to have a majority of disinterested directors; (iii) unregistered funds are not subject to the various custody and safekeeping provisions under the 1940 Act designed to protect fund assets; and (iv) unregistered funds are not subject to the various investment limitations under the 1940 Act.

7. COMMENT. In the "Principal Investment Strategies" section, please identify the principal types of "equity investments" referred to in the Fund's 80% investment policy. In addition, in the Fund's 80% investment policy, please identify the "other instruments with economic characteristics similar to publicly traded, equity investments" in which the Fund may principally invest.

         RESPONSE. The following sentence has been added to the Fund's "Principal Investment Strategies" section:

                  The Fund may invest in equity securities of all types and capitalization ranges, principally U.S., foreign and emerging markets common stocks, preferred stocks, convertible securities and warrants.

         In addition, the reference to "other instruments with economic characteristics similar to publicly traded, equity investments" has been removed from the Fund's 80% Investment Policy.

8. COMMENT. Please confirm that the Fund's derivatives disclosure is consistent with the SEC's July 2010 letter to the Investment Company Institute (the "ICI Letter").(1) This comment applies to all Funds.

         RESPONSE. The ICI Letter advises funds to reexamine their disclosures about derivatives in their registration statements and focus on the kinds of derivatives the fund actually uses or intends to use as part of its principal investment strategies, the reasons for using them, and the principal risks associated with such derivatives usage.

         The Funds believe that their derivatives disclosure is consistent with the ICI Letter.

9. COMMENT. In the "non-US" company test included in the "Principal Investment Strategies" section, please delete the phrase "or doing a substantial amount of business outside of the United States" from sub-part (iii) of the test.

----------------------------------------
(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Dominic Minore
September 5, 2012
Page 5


         RESPONSE. The requested change has been made.

10. COMMENT. Please indicate in the "Principal Investment Strategies" section and "Principal Risks" section that the Fund may use derivatives for speculative purposes. This comment applies to all Funds.

         RESPONSE. Each Fund's "Principal Investment Strategies" section now includes the following sentence:

                  The Fund may engage in such derivatives transactions to gain exposure to, for example, certain securities, markets or asset classes, to hedge the Fund's positions in or exposure to securities, currencies or other instruments, to equitize cash positions in the Fund's portfolio, or to enhance the Fund's return, which is also known as speculation.

         In addition, the "Derivatives Risk" paragraph in each Fund's "Principal Risks" section now includes the following sentence, or a variation thereof reflecting the specific risks to which each Fund is subject:

                  The Fund's use of futures contracts, options, forward contracts and swaps for all purposes, including speculative purposes, is subject to market risk, leverage risk, correlation risk and liquidity risk.

COMMENTS ON THE CORNERSTONE ADVISORS INCOME OPPORTUNITIES FUND

11. COMMENT. Please state supplementally whether the "convertible securities" in which the Fund invests will generate "income" for the Fund.

         RESPONSE. The "convertible securities" in which the Fund invests, including convertible bonds and convertible preferred stocks, will be used to generate "income" for the Fund.

12. COMMENT. Please confirm that the Fund does not invest in non-income producing MLP I- Shares and pay-in-kind bonds as part of its principal investment strategy.

         RESPONSE. Neither non-income producing MLP I-Shares nor pay-in-kind bonds are currently part of the Fund's principal investment strategy.

13. COMMENT. In the "Principal Investment Strategies" section, if the Fund uses derivative instruments to generate current income, please add disclosure to the prospectus describing this investment strategy.

         RESPONSE. The Fund does not use derivative instruments to generate current income.

14. COMMENT. In the "Tax Risk" paragraph, please add the risk that absent further legislation,




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Dominic Minore
September 5, 2012
Page 6

         the maximum 15% tax rate on qualified dividend income and long-term capital gains will cease to apply to taxable years beginning after December 31, 2012.

         RESPONSE. We respectfully decline to make the requested change. We believe that sufficient disclosure to this effect is included in the "Taxes" section of the prospectus.

15. COMMENT. In the "Underlying Fund Risk" paragraph, please disclose that the Fund will incur additional expenses as a result of its investments in the underlying funds. This comment applies to all Funds.

         RESPONSE. The following sentence has been added to each Fund's "Underlying Fund Risk" paragraph:

                  When the Fund invests in an underlying fund, in addition to directly bearing the expenses associated with its own operations, it will bear a pro rata portion of the underlying fund's expenses.

COMMENTS ON THE CORNERSTONE ADVISORS PUBLIC ALTERNATIVES FUND

16. COMMENT. Because the Fund may engage in short sales, please confirm that "Remaining Other Expenses" in the Annual Fund Operating Expenses table include interest and dividend expenses associated with the Fund's expected short sales for the current fiscal year.

         RESPONSE. "Remaining Other Expenses" in the Fund's Annual Fund Operating Expenses table include an estimate of the interest and dividend expenses associated with the Fund's expected short sales for the current fiscal year.

17. COMMENT. In the "Short Sales Risk" paragraph, please add that the Fund is exposed to theoretically unlimited losses if it engages in uncovered short sales.

         RESPONSE. The following sentence has been added to the Fund's "Short Sales Risk" paragraph:

                  Theoretically, uncovered short sales have the potential to expose the Fund to unlimited losses.

COMMENTS ON THE CORNERSTONE ADVISORS REAL ASSETS FUND

18. COMMENT. Please explain supplementally the Fund's rationale for considering "global corporate and government-issued inflation-protected securities" to be "real assets".

         RESPONSE. The Fund considers "global corporate and government-issued inflation-protected securities" to be "real assets" because, like other real assets such as commodities and real estate, inflation-protected securities provide a hedge against inflation.

Dominic Minore
September 5, 2012
Page 7

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

19. COMMENT. With respect to a Fund's investments in securities issued by companies that own MLP general partner interests, could the Fund's liability with respect to such investments be greater than the amount of the Fund's investment in such securities? If so, please add appropriate risk disclosure to the SAI, and, if appropriate, the prospectus.

         RESPONSE. Because most (if not all) of these investments will be publicly traded securities, the Fund does not expect that its liability with respect to these investments will be greater than the amount of the Fund's investment in such securities.

20. COMMENT. The SAI states that MLP I-Shares are not subject to the Income Opportunities Fund's and the Real Assets Fund's 25% limitation on investments in MLPs. Please state whether these Funds anticipate investing more than 25% of their assets in MLP I-Shares.

         RESPONSE. No Fund anticipates investing more than 25% of its assets in MLP I-Shares.

         In addition, the referenced section of the SAI has been modified to read as follows:

                  As discussed further below in the "Taxes" section, a Fund's investment in one or more MLPs that are treated as qualified publicly traded partnerships is limited under the "Asset Test" to no more than 25% of the value of the Fund's assets. However, because issuers of MLP I-Shares are treated as corporations and not partnerships for tax purposes, a Fund's investment in MLP I-Shares is not counted for purposes of this 25% limitation.

21. COMMENT. In the "Taxes" section, please state that investments in MLPs may delay the Fund's ability to classify the amount and character of its distributions to shareholders and explain the consequences of such delays.

         RESPONSE. The following paragraph has been added to the "Taxes" section of the SAI:

                  The Fund may invest in MLPs which deliver Form K-1s to the Fund to report the Fund's share of income, gains, losses, deductions and credits of the MLP. These Form K-1s may be delayed and may not be received until after the time that the Fund issues its tax reporting statements. As a result, the Fund may at times find it necessary to reclassify the amount and character of its distributions to you after it issues you your tax reporting statement.

22. COMMENT. Please add disclosure regarding reverse repurchase agreements or delete the reference to such investments in the "Senior Securities" paragraph of the "Investment Limitations" section.

         RESPONSE. Reverse repurchase agreement disclosure has been added to the "Description of Permitted Investments" section of the SAI.



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Dominic Minore
September 5, 2012
Page 8

23. COMMENT. Please add disclosure regarding securities lending or delete the reference to securities lending in the "Lending" paragraph of the "Investment Limitations" section.

         RESPONSE. Securities lending disclosure has been added to the "Description of Permitted Investments" section of the SAI.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
---------------
Sean Graber